February 6, 2006



Mr. Daniel Blount
Chief Financial Officer
Graphic Packaging Corporation
814 Livingston Court
Marietta, Georgia  30067



	Re:	Graphic Packaging Corporation
		Form 10-K/A2 for Fiscal Year Ended December 31, 2004
      Filed August 9, 2005
		Form 10-Q for Nine Months Ended September 30, 2005
      Filed November 3, 2005
      Response Letter Dated January 20, 2006
		File No. 001-13182



Dear Mr. Blount:

      We have reviewed your filings and response letter and have the following comments. We have limited our review to those issues we have addressed in our comments. Where indicated, we think you should revise your documents. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.









Form 10-K/A2 for the Fiscal Year Ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 5

The Merger, page 5

1. Please provide detail computations underlying your measures of synergies. Absent this support, and without an ability to demonstrate how the measures relate to your reported results, disclosing such amounts is generally not appropriate.

Credit Agreement EBITDA, page 18

2. We believe you should expand your reconciliation to identify and quantify all components that are reflected in your net "credit agreement EBITDA adjustments" line item, as described in point A.

Financial Statements

Note 12 - Contingencies and Commitments, page 46

3. We have read your response to prior comment 4, indicating that you believe that the amounts accrued for all of your loss contingencies and of reasonably possible additional loss are not material. We believe that you should include these assertions along with your disclosure so that your view concerning the extent of the impact and exposure is clear. Also revise your disclosure to clarify whether you are able to estimate future costs of compliance, investigation and remediation that are reasonably likely; rather than stating that you are not able to predict with certainty the portion of such costs that you consider to be remote. If you intended to state that you consider the likelihood of incurring any such costs to be remote, then please rephrase your disclosure accordingly. Tell us the amounts of all damages and penalties quantified by third parties that are associated with your loss contingencies so that we may better understand your assertions.


Closing Comments

       As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.
	You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

								Sincerely,



								Karl Hiller
								Branch Chief

Mr. Daniel Blount
Graphic Packaging Corporation
February 6, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010